 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)1

Esperion Therapeutics, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

29664W105
(CUSIP Number)

Domain Associates, LLC	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Lisa A. Kraeutler	Attn: Morri H. Weinberg, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29664W105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) EIN No.:		Domain Partners VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,101,080
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	1,101,080
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,101,080
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		4.2%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 29664W105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) EIN No.:		DP VII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	15,329
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	15,329
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,329
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		Less than 0.1%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 29664W105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) EIN No.:		Domain Associates, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	21,471
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	21,471
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		21,471
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		Less than 0.1%
14.	TYPE OF REPORTING PERSON		OO

CUSIP No. 29664W105

AMENDMENT NO. 3 TO SCHEDULE 13D (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the Reporting Persons with respect to the Common Stock of the Issuer on October 30, 2014, Amendment No. 1 thereto filed on March 25, 2015, and Amendment No. 2 thereto filed on December 8, 2017 (as so amended, the "Schedule 13D".) Terms defined in the Schedule 13D are used herein as so defined.

Item 5.                          Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment No. 3 to Schedule 13D. Ownership percentages are based on 26,197,749 shares of Common Stock outstanding as of November 1, 2017, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2017 filed with the Commission on November 7, 2017,

In addition, Nicole Vitullo directly beneficially owns 3,117 shares of Common Stock, as well as (i) 5,000 shares of Common Stock issuable upon exercise of a presently-exercisable option to purchase 5,000 shares of Common Stock, at an exercise price of $14.42 per share, which was granted on May 15, 2014 and expires on May 15, 2024, (ii) 8,000 shares of Common Stock issuable upon exercise of a presently-exercisable option to purchase 8,000 shares of Common Stock, at an exercise price of $107.74 per share, which was granted on May 14, 2015 and expires on May 14, 2025and (iii) 8,000 shares of Common Stock issuable upon exercise of a presently-exercisable option to purchase 8,000 shares of Common Stock, at an exercise price of $17.75 per share, which was granted on June 9, 2016 and expires on June 9, 2026.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

On January 24, 2018, DP VII distributed in kind 850,000 shares of Common Stock pro rata to its partners, including 8,500 shares to OPSA VII.  Also on January 24, 2018, DP VII and DP VIIA net exercised 70,042 Warrants and 1,193 Warrants, respectively. The exercise price of the Warrants was $6.99 per share and the fair market value on the date of exercise was $71.82, which was the price used to calculate the number of shares used to pay the exercise price.

On January 25, 2018 DP VIIA sold 11,674 shares of Common Stock in open market transactions, at a weighted average price of $71.79 per share.

On January 26, 2018, OPSA VII distributed 8,500 shares of Common Stock pro rata to its members, which represented all of the Common Stock directly held by OPSA VII.

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:
The Reporting Persons ceased to beneficially own more than five percent of the Common Stock on January 24, 2018.

CUSIP No. 29664W105

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2018

DOMAIN PARTNERS VII, L.P.
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DP VII ASSOCIATES, L.P.
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DOMAIN ASSOCIATES, LLC
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact